NEWS RELEASE

         Immediate Release
         John Ge
         262.636.8434
         j.ge at na.modine.com

Modine Reports Strong Third Quarter Results

     RACINE, Wis., January 15, 2003 - Modine Manufacturing Company (NASDAQ: MODI) today reported sales of $272.0 million and earnings of $9.6 million, or $0.29 per fully diluted share for the third quarter ended December 26th, 2002. Sales increased 1.0% from $269.3 million reported a year ago. Modine's income from operations increased 356% to $15.0 million from $3.3 million. Reported net earnings increased 668% to $9.6 million from $1.3 million a year ago.

     Both Modine's current year and previous fiscal year financial results contain one-time items. Please refer to the attached pro forma earnings reconciliation table for details regarding the effect of these one-time items on Modine's financial results. Adjusting for the one-time items, Modine's pro forma net earnings for the third quarter increased by 44.0% to $9.8 million from $6.8 million a year ago.

Year-to-Date and Third Quarter Performance

     Sales for the first nine months of fiscal 2003 increased 0.4% to $820.2 million from $816.8 million a year ago Modine's income from operations increased 45.6% to $41.4 million from $28.4 million. During the first quarter, Modine adopted Financial Accounting Standard (FAS) 142, "Goodwill and Other Intangible Assets", and took a related goodwill impairment charge. Excluding the goodwill impairment charge, reported earnings increased 43.5% to $26.3 million from $18.3 million a year ago. Modine's year-to-date net earnings comparisons were affected by one-time items detailed in the pro forma earnings reconciliation table. Excluding the goodwill impairment charge and adjusting for one-time items, Modine's net earnings decreased by 3.9% to $27.9 million from $29.1 million on a year-to-date basis.

     Modine's third quarter sales and earnings were positively affected by favorable currency exchange rates as well as growth in its truck and European automotive businesses. The Company's operating income was also positively impacted by reductions in selling, general, and administrative expenses, which declined to 19.5% of sales from 20.0% of sales a year ago. Despite the strengths in these areas, Modine continues to experience challenging conditions in the aftermarket and electronics businesses.

Balance Sheet and Cash Flow

      Modine's balance sheet remains very strong with excellent liquidity. Working capital (excluding cash and short-term debt) was down $23.8 million or 14.0% from the beginning of the fiscal year. Total debt was reduced $37.4 million or 24.9% on a year-to-date basis and Modine ended the quarter with $90.4 million in cash, a 19.9% increase from the beginning of the year. Modine continues to produce strong operating cash flow, generating $97.1 million versus $107.6 million last year. Current year capital expenditures declined 15.7% to $26.3 million compared with $31.2 million last year.

Full Year Outlook

     Modine is pleased with the strong increase in its operating income and net earnings for the third quarter and will continue to execute on key business initiatives announced previously. On a pro forma basis, the Company expects fiscal year 2003 earnings to be modestly down from its fiscal 2002 results. Modine expects operating cash flow to remain strong and more than sufficient to meet funding requirements.

Third Quarter Webcast

     Modine's executive management team will conduct a live audio webcast on Wednesday, January 15, 2003 at 4:30 p.m. (ET) to discuss additional details regarding the company's performance for the quarter. The session may be accessed at www.modine.com. A replay will be available on Modine's website after the webcast.

     Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine products are used in light, medium and heavy-duty vehicles, HVAC (heating, ventilating, air conditioning) equipment, industrial equipment, refrigeration systems, fuel cells, and electronics. Modine can be found on the Internet at www.modine.com.

     This news release contains forward-looking statements that involve assumptions, risks, and uncertainties, and Modine's actual results, performance, or achievements may differ materially from those expressed or implied in these statements. A detailed discussion of factors that could affect Modine's results are on page 14 of the company's fiscal 2002 Annual Report to Shareholders and in other public filings with the U.S. Securities and Exchange Commission. Modine does not assume any obligation to update any of these forward-looking statements.

Modine Manufacturing Company
Consolidated statements of earnings for the periods
ended December 26, 2002 and 2001 (unaudited)
		(In thousands, except per-share amounts)
	Three months		Nine months
	ended December 26		ended December 26
	2002	2001	2002	2001
Net sales	$272,020	$269,260	$820,198	$816,784
Cost of sales	204,194	203,592	615,728	614,411
Gross profit	67,826	65,668	204,470	202,373
Selling, general, & administrative expenses	53,095	53,864	164,768	165,438
Restructuring charges	(291)	8,507	(1,682)	8,507
Income from operations	15,022	3,297	41,384	28,428
Interest (expense)	(1,410)	(1,822)	(4,555)	(6,029)
Other income - net	2,108	2,190	4,426	9,604
Earnings before income taxes	15,720	3,665	41,255	32,003
Provision for income taxes	6,108	2,413	14,988	13,704
Earnings before cumulative effect of
accounting change	9,612	1,252	26,267	18,299
Cumulative effect of change in accounting for:
Goodwill impairment (net of 1,136
income tax benefit)	-	-	(21,692)	-
Net earnings	$ 9,612	$ 1,252	$ 4,575	$ 18,299

Net earnings as a percent of net sales	3.5%	0.5%	0.6%	2.2%
Net earnings per share of common stock - basic:
Before cumulative effect of accounting change	$0.29	$0.04	$0.79	$0.55
Cumulative effect of accounting change	-	-	(0.65)	-
Net earnings - basic	$0.29	$0.04	$0.14	$0.55
Net earnings per share of common stock - diluted:
Before cumulative effect of accounting change	$0.29	$0.04	$0.78	$0.55
Cumulative effect of accounting change	-	-	(0.64)	-
Net earnings - diluted	$0.29	$0.04	$0.14	$0.55
Weighted average shares outstanding:
Basic	33,639	33,224	33,619	33,050
Assuming dilution	33,695	33,382	33,749	33,325
Net cash provided by operating activities	$20,389	$38,061	$97,116	$107,611
Earnings before interest expense, income taxes,
depreciation, and amortization expense	$30,616	$21,684	$85,966	$83,166
Dividends paid per share	$0.125	$0.25	$0.375	$0.75

Comprehensive earnings, which represents net earnings adjusted by the change in foreign-currency translation and minimum pension liability recorded in shareholders' equity, for the periods ended December 26, 2002 and 2001, respectively, were $6,544 and $3,611 for 3 months, and $12,838 and $12,081 for 9 months.

Consolidated condensed balance sheets (unaudited)
		(In thousands)
	December 26, 2002	March 31, 2002
Assets
Cash and cash equivalents	$ 90,404	$ 75,402
Trade receivables - net	156,685	162,462
Inventories	119,975	121,663
Other current assets	39,262	46,443
Total current assets	406,326	405,970
Property, plant, and equipment - net	341,933	340,388
Other noncurrent assets	135,374	156,686
Total assets	$883,633	$903,044
Liabilities
Debt due within one year	$ 12,704	$ 10,756
Accounts payable	77,895	80,112
Other current liabilities	91,995	80,636
Total current liabilities	182,594	171,504
Long-term debt	100,328	139,654
Deferred income taxes	36,708	35,127
Other noncurrent liabilities	44,741	40,760
Total liabilities	364,371	387,045
Shareholders' equity	519,262	515,999
Total liabilities & shareholders' equity	$883,633	$903,044

Modine Manufacturing Company
Proforma earnings reconciliation

				(In thousands)
	Three months		Nine months
	ended December 26		ended December 26
	2002	2001	2002	2001
Net earnings before adjustments	$9,612	$1,252	$4,575	$18,299

Adjustments net of taxes:
Accounting change - goodwill impairment	-	-	21,692	-
Restructuring charge/adjustment	(178)	5,842	(1,016)	5,842
Other plant closure costs	616	2,433	1,647	2,433
Sale of closed facilities	(255)	-	1,013	-
Change in workers' compensation reserve	-	(3,974)	-	(3,974)
Thermacore acquisition costs	-	(14)	-	2,983
Goodwill amortization	-	1,261	-	3,470

Adjusted net earnings	$9,795	$6,800	$27,911	$29,053